Dan Manea

Experience

Streamport Inc, *Treasurer*

Oct 2020 – Present

New Jersey, USA

We build proprietary streaming technologies - enabling users to access vast amounts of video content, live and on demand, on their internet available devices. No third party dependencies.

Streamark Ltd, *GM*

Feb 2008 - June 2019

Bucuresti, Romania

PBX Telecom, *CEO & Co Founder*

Mar 2007 – August 2014

Education

Academia Tehnica Militara din Bucuresti

1972- 1975